January 10, 2007

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds

VIA EDGAR

Re:  Oxford Technologies, Inc.
     Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-117500
     Filed July 20, 2004


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Oxford Technologies, Inc. (the "Company") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-117500, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 20, 2004 and has not been declared effective and no securities have been sold in connection with the offering. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

We request this withdrawal because the Company has determined that a registration statement on Form S-1 is required to be filed.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Andrea Weinstein of Schnofeld & Weinstein, LLP, our counsel, at (212) 344-1600. Thank you for your assistance.


Respectfully submitted,


By:/s/ Jacinta Sit
-------------------
Name:  Jacinta Sit
Title: President